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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 20)

                         ------------------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)


ORDINARY SHARES OF EURO 0.55 PAR VALUE EACH                       87927W10
      (Title of class of securities)                           (CUSIP number)


                           ALEXANDER ROSENZWEIG, ESQ.
                     VICE PRESIDENT AND CHIEF LEGAL OFFICER
                           PIRELLI NORTH AMERICA, INC.
                              246 STONERIDGE DRIVE
                                    SUITE 400
                         COLUMBIA, SOUTH CAROLINA 29210
                                 (803) 951-1040

                                 WITH A COPY TO:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                  JUNE 19, 2003
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

-----------------------------------------------------------------------                --------------------------------------------
CUSIP No.  87927W10                                                          13D                                  Page 2 of 7
-----------------------------------------------------------------------                --------------------------------------------
----------------------------     --------------------------------------------------------------------------------------------------
             1                   NAME OF REPORTING PERSON                                 PIRELLI S.p.A.
                                 I.R.S. IDENTIFICATION NO. Not Applicable OF
                                 ABOVE PERSON
----------------------------     --------------------------------------------------------------------------------------------------
             2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a) [X]
                                                                                                                       (b) [ ]
----------------------------     --------------------------------------------------------------------------------------------------
             3                   SEC USE ONLY
----------------------------     --------------------------------------------------------------------------------------------------
             4                   SOURCE OF FUNDS:                                                             BK, WC
----------------------------     --------------------------------------------------------------------------------------------------
             5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
                                                                                                                           [X]
----------------------------     --------------------------------------------------------------------------------------------------
             6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Italy
----------------------------     --------------------------------------------------------------------------------------------------
                                           7                SOLE VOTING POWER:                                     0
          NUMBER OF
           SHARES

        BENEFICIALLY
          OWNED BY

            EACH
          REPORTING

         PERSON WITH
                                 ----------------------     -----------------------------------------------------------------------
                                           8                SHARED VOTING POWER:                             2,891,656,682
                                                                                                             (See Item 5)
                                 ----------------------     -----------------------------------------------------------------------
                                           9                SOLE DISPOSITIVE POWER:                                0

                                 ----------------------     -----------------------------------------------------------------------
                                          10                SHARED DISPOSITIVE POWER:                        2,891,656,682
                                                                                                             (See Item 5)
----------------------------     --------------------------------------------------------------------------------------------------
            11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                    2,891,656,682
                                                                                                             (See Item 5)
----------------------------     --------------------------------------------------------------------------------------------------
            12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                          [ ]
----------------------------     --------------------------------------------------------------------------------------------------
            13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                             54.96%
                                                                                                              (See Item 5)
----------------------------     --------------------------------------------------------------------------------------------------
            14                   TYPE OF REPORTING PERSON:                                       CO
----------------------------     --------------------------------------------------------------------------------------------------



                                       2

-----------------------------------------------------------------------                --------------------------------------------
CUSIP No.  87927W10                                                          13D                                Page 3 of 7
-----------------------------------------------------------------------                --------------------------------------------

----------------------------     --------------------------------------------------------------------------------------------------
             1                   NAME OF REPORTING PERSON                                 Olimpia S.p.A.
                                 I.R.S. IDENTIFICATION NO. Not Applicable OF
                                 ABOVE PERSON
----------------------------     --------------------------------------------------------------------------------------------------
             2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                                      (b) [ ]
----------------------------     --------------------------------------------------------------------------------------------------
             3                   SEC USE ONLY
----------------------------     --------------------------------------------------------------------------------------------------
             4                   SOURCE OF FUNDS:                                                             WC
----------------------------     --------------------------------------------------------------------------------------------------
             5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
                                                                                                                           [X]
----------------------------     --------------------------------------------------------------------------------------------------
             6                   CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
----------------------------     --------------------------------------------------------------------------------------------------
                                           7                SOLE VOTING POWER:                                          0
          NUMBER OF
           SHARES

        BENEFICIALLY
          OWNED BY

            EACH
          REPORTING

         PERSON WITH
                                 ----------------------     ------------------------------------------------- ---------------------
                                           8                SHARED VOTING POWER:                                   See Item 5

                                 ----------------------     ------------------------------------------------- ---------------------
                                           9                SOLE DISPOSITIVE POWER:                                     0

                                 ----------------------     ------------------------------------------------- ---------------------
                                          10                SHARED DISPOSITIVE POWER:                              See Item 5

----------------------------     --------------------------------------------------------------------------------------------------
            11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                          See Item 5
----------------------------     --------------------------------------------------------------------------------------------------
            12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                            [ ]
----------------------------     --------------------------------------------------------------------------------------------------
            13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                               See Item 5
----------------------------     --------------------------------------------------------------------------------------------------
            14                   TYPE OF REPORTING PERSON:                                       CO
----------------------------     --------------------------------------------------------------------------------------------------


                     This Amendment No. 20 amends the Statement on Schedule 13D dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A., a company incorporated under the laws of the Republic of Italy ("Pirelli"), and, commencing with Amendment No. 1 thereto, Olimpia S.p.A., a company incorporated under the laws of the Republic of Italy (the "Purchaser" or "Olimpia"), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

                     Pirelli, Olimpia, Edizione Holding and Edizione Finance (as defined below), Hopa, UCI and BCI are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Pirelli and Olimpia in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934. Pirelli and Olimpia are responsible solely for the information contained in their separate filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of Olimpia nominated by Edizione Holding, UCI or BCI has been provided by the nominating person, and the information contained in Item 2 below concerning Mr. Emilio Gnutti has been provided directly by Mr. Gnutti.

ITEM 2.  IDENTITY AND BACKGROUND

                     As reported in Amendment No. 18 to the Statement on
Schedule 13D, Mr. Emilio Gnutti became a director of Olimpia on May 5, 2003. Mr. Gnutti's present principal occupation is entrepeneur and his business address is Corso Zanardenelli 32, Brescia, Italy. Mr. Gnutti is an Italian citizen.

                     Olimpia and Pirelli have been informed that, during the past five years, Mr. Gnutti has not been (i) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws on finding any violation with respect to such laws, or (ii) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), except that on June 25, 2002, Mr. Gnutti was convicted in the Tribunale Brescia of charges based on Article 180, Paragraph 1(b) of Legislative Decree 58 of February 24, 1998 - Consolidated Law on Financial Intermediation, in connection with which Mr. Gnutti was fined euro 100,000 and sentenced to serve eight months in prison. (Article 180, Paragraph 1(b) relates to the unauthorized disclosure of inside information - the charges do not relate to conduct involving the securities of Telecom Italia, Olivetti or Pirelli.) An appeal by Mr. Gnutti from the decision of the Tribunale Brescia is presently pending in the Court of Appeal of Brescia.

ITEM 4.  PURPOSE OF TRANSACTION

                     On June 5, 2003, Olivetti filed with Consob, the Italian securities regulatory authority, a communication to the market relating to Olivetti's intention to launch a voluntary partial tender offer for Telecom Italia Shares (and American Depositary Shares representing underlying Telecom

Italia Shares) and Telecom Italia Savings Shares. A press release issued by Olivetti in connection with the filing made with respect to Telecom Italia Shares is filed as Exhibit 49. A press release issued by Olivetti in connection with the filing made with respect to Savings Shares is filed as Exhibit 50. On June 16, 2003, Olivetti issued a press release which reports (among other things) that a maximum total amount of euro 8,989,059,475 will be allocated to the tender offer for Telecom Italia Shares and Telecom Italia Savings Shares. Specifically, the press release reports that Olivetti will publicly tender for
(i) 908,873,776 Telecom Italia Shares (representing approximately 17.3% of the total number of outstanding securities of that class) at a price per share of euro 8.01) and (ii) 354,560,274 Telecom Italia Savings Shares (representing approximately 17.3% of the total number of outstanding securities of that class) at a price per share of euro 4.82. A copy of the press release is filed as
Exhibit 51. On June 19, 2003, Olivetti issued a press release which reports that Olivetti received authorization from Consob on June 18, 2003 to publish the offer document relating to the tender offer for Telecom Italia Shares and Telecom Italia Savings Shares. The press release also reports that the take-up period for the tender offer will run from 08:30 (Italian time) on June 23, 2003 until 17:40 (Italian time) on July 18, 2003. A copy of the press release is filed as Exhibit 52.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                     Mr. Emilio Gnutti, a director of Olimpia, may be deemed to beneficially own 1,500 Telecom Italia Shares and 9,391 Olivetti Convertible Bonds (representing, in each case, less than 0.1% of the total number of securities of that class), which are held of record by Mr. Gnutti's wife, Ms. Ornella Pozzi.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


49.           Press release of Olivetti S.p.A., dated as of June 5, 2003

50.           Press release of Olivetti S.p.A., dated as of June 5, 2003

51.           Press release of Olivetti S.p.A., dated as of June 16, 2003

52.           Press release of Olivetti S.p.A., dated as of June 19, 2003

                                   SIGNATURES

                     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: July 14, 2003


                                  PIRELLI S.p.A.

                                  By: /s/ Giovanna Magrini
                                      ----------------------------------------
                                      Name: Giovanna Magrini
                                      Title: Attorney-in-fact





                                  OLIMPIA S.p.A.

                                  By: /s/ Luciano Gobbi
                                      ----------------------------------------
                                      Name: Luciano Gobbi
                                      Title: Director and Attorney-in-fact

                                  EXHIBIT INDEX
                                  -------------


Exhibit No.

    49.             Press release of Olivetti S.p.A., dated as of June 5, 2003

    50.             Press release of Olivetti S.p.A., dated as of June 5, 2003

    51.             Press release of Olivetti S.p.A., dated as of June 16, 2003

    52.             Press release of Olivetti S.p.A., dated as of June 19, 2003